

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2023

Eric Siliang Tan
Chief Executive Officer
Qutoutiao Inc.
Building No. 2 , Shanghai Pudong Software Park
519 Yi De Road, Pudong New Area
Shanghai 200124
People’s Republic of China

Re: Qutoutiao Inc.
Form 20-F for the Fiscal Year December 31, 2022
File No. 001-38644

Dear Eric Siliang Tan:

We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 152

1. We note your statement that you reviewed your register of members and Schedules 13G filed by holders of your common shares in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For

instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

3.   We note your statement under Item 16I that your consolidated foreign operating entities are incorporated or otherwise organized in the PRC, which you define on page 1 of your Form 20-F as excluding Hong Kong. However, the list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries outside the PRC, including Hong Kong and countries outside China. Please provide the disclosures required under Item 16I(b) for yourself and your consolidated foreign operating entities in your supplemental response, or tell us how your current disclosure meets this requirement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Austin Pattan at (202) 551-6756 or Jennifer Gowetski at (202) 551-3401 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Yi Gao